UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ECOPETROL S.A.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

REPUBLIC OF COLOMBIA (State or other jurisdiction of incorporation or organization)	001-34175 (Commission File Number)	Not Applicable (IRS Employer Identification No.)

Carrera 13 No. 36 – 24

BOGOTA – COLOMBIA

(Address of principal executive offices)

Tel. (57) 310 315 8600

Iván Mauricio López Lagos

Investor Relations Officer (A)

investors@ecopetrol.com.co

Tel. (57) 310 315 8600

Carrera 13 No.36 - 24

Bogotá, Colombia

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

SECTION 2.RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

SECTION 3.EXHIBITS

Item 3.01 Exhibit

2.01 - Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
99.1 - Resource Extraction Payment Report as required by Item 2.01 of this Form.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing and that it has duly caused and authorized the undersigned to sign this Specialized Disclosure Report on its behalf.

ECOPETROL S.A.

By:

/s/ Camilo Barco
Camilo Barco
Chief Financial Officer